UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

MICHAEL KORS HOLDINGS LIMITED
(Name of Issuer)

Ordinary Shares, No Par Value
(Title of Class of Securities)

G60754 10 1
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G60754 101	SCHEDULE 13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Sportswear Holdings Limited1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,629,627
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,629,627
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,629,627
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%2
12	TYPE OF REPORTING PERSON CO

1
Sportswear Holdings Limited is indirectly 50% owned by Westleigh Limited, which is privately owned by members of the Chao family (including Silas K. F. Chou), and 50% owned by Flair Investment Holdings Limited, in which Lawrence S. Stroll has an indirect beneficial ownership interest.  Each of Sportswear Holdings Limited, Westleigh Limited and Flair Investment Holdings Limited, as well as Messrs. Chou and Stroll (in their capacities as Co-Chairmen of Sportswear Holdings Limited), may be deemed to have shared dispositive power and shared voting power over, and thus to beneficially own, all of the Ordinary Shares owned by Sportswear Holdings Limited through their respective direct or indirect ownership of the equity interests of Sportswear Holdings Limited.

2	Based on 203,850,568 Ordinary Shares that were issued and outstanding as of November 1, 2013.

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Silas K. F. Chou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Portugal
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,629,627
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,629,627
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,629,627
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%3
12	TYPE OF REPORTING PERSON IN

3	Based on 203,850,568 Ordinary Shares that were issued and outstanding as of November 1, 2013.

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Lawrence S. Stroll
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,629,627
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,629,627
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,629,627
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%4
12	TYPE OF REPORTING PERSON IN

4	Based on 203,850,568 Ordinary Shares that were issued and outstanding as of November 1, 2013.

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Westleigh Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,629,627
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,629,627
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,629,627
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%5
12	TYPE OF REPORTING PERSON CO

5	Based on 203,850,568 Ordinary Shares that were issued and outstanding as of November 1, 2013.

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Flair Investment Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,629,627
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,629,627
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,629,627
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%6
12	TYPE OF REPORTING PERSON CO

6	Based on 203,850,568 Ordinary Shares that were issued and outstanding as of November 1, 2013.

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 7 of 11 Pages

ITEM 1.	(a)	Name of Issuer: Michael Kors Holdings Limited (the “Company”)

	(b)	Address of Issuer’s Principal Executive Offices:
c/o Michael Kors Limited,
Unit 1001, 10/F, Miramar Tower
132 Nathan Road
Tsim Sha Tsui, Hong Kong

ITEM 2.	(a)	Name of Person Filing:

This Schedule 13G/A is being filed on behalf of each of the following persons:

1. Sportswear Holdings Limited 2. Silas K. F. Chou 3. Lawrence S. Stroll 4. Westleigh Limited 5. Flair Investment Holdings Limited

	(b)	Address of Principal Business Office, or if None, Residence:

	1.	Sportswear Holdings Limited
Craigmuir Chambers
P.O. Box 71, Road Town
Tortola, British Virgin Islands

	2.	For reporting persons Silas K. F. Chou and Lawrence S. Stroll
c/o Sportswear Holdings Limited
Craigmuir Chambers
P.O. Box 71, Road Town
Tortola, British Virgin Islands

	3.	Westleigh Limited
Craigmuir Chambers
P.O. Box 71, Road Town
Tortola, British Virgin Islands

	4.	Flair Investment Holdings Limited
Woodburn Hall
P.O. Box 3162, Road Town
Tortola, British Virgin Islands

(c)	Citizenship:

1.	Sportswear Holdings Limited: British Virgin Islands

2.	Silas K. F. Chou: Portugal

3.	Lawrence S. Stroll: Canada

4.	Westleigh Limited: British Virgin Islands

5.	Flair Investment Holdings Limited: British Virgin Islands

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 8 of 11 Pages

(d)	Title of Class of Securities:

Ordinary Shares, no par value

(e)	CUSIP Number:

G60754 10 1

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)
	(f)	[__] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
	(g)	[__] A Parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
	(h)	[__] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[__] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP

As of December 31, 2013, the following ordinary shares, no par value (the “Ordinary Shares”), of Michael Kors Holdings Limited (the “Company”) were beneficially owned by the reporting persons (all percentages of Ordinary Shares reported in this statement on Schedule 13G/A have been calculated based on the Ordinary Shares issued and outstanding as of November 1, 2013).

Sportswear Holdings Limited7

	(a)	Amount beneficially owned: 11,629,627
	(b)	Percent of class: 5.7%
	(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 11,629,627

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 11,629,627

(iv)	Shared power to dispose or to direct the disposition of: 0

Silas K. F. Chou

(a)	Amount beneficially owned: 11,629,627
(b)	Percent of class: 5.7%
(c)	Number of shares as to which such person has:

7	See footnote #1.

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 9 of 11 Pages

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 11,629,627

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 11,629,627

Lawrence S. Stroll

(a)	Amount beneficially owned: 11,629,627
(b)	Percent of class: 5.7%
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 11,629,627

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 11,629,627

Westleigh Limited

(a)	Amount beneficially owned: 11,629,627
(b)	Percent of class: 5.7%
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 11,629,627

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 11,629,627

Flair Investment Holdings Limited

(a)	Amount beneficially owned: 11,629,627
(b)	Percent of class: 5.7%
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 11,629,627

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 11,629,627

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 10 of 11 Pages

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10.	CERTIFICATIONS.

Not Applicable.

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 27, 2014

By:	Sportswear Holdings Limited *
Name: Silas K. F. Chou Title: Co-Chairman

Silas K. F. Chou *

Lawrence S. Stroll *

By:	Westleigh Limited *
Name: Silas K. F. Chou Title: Director

By:	Flair Investment Holdings Limited *
Name: Lawrence S. Stroll Title: Director

*By:	/s/ Gary Sheff
Name: Gary Sheff As Attorney-in-fact

*The Joint Filing Agreement and Power of Attorney filed with the Securities and Exchange Commission as Exhibit 1 to the Schedule 13G dated February 10, 2012 by Sportswear Holdings Limited, Silas K. F. Chou, Lawrence S. Stroll, Westleigh Limited, Flair Investment Holdings Limited, Littlestone Limited, Northcroft Trading Inc., Vax Trading Inc., OB Kors LLC, John Muse, Muse Children’s GS Trust, JRM Interim Investors, LP and Muse Family Enterprises, Ltd. is hereby incorporated by reference.